UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-194209-01

Central European Media Enterprises N.V.
(Exact name of registrant as specified in its charter)

Schottegatweg Oost 44
Willemstad
Curaçao
(011) 599 9732 2555
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

15.0% Senior Secured Notes Due 2017
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)     ☐
Rule 12g-4(a)(2)         ☐
Rule 12h-3(b)(1)(i)         ☒
Rule 12h-3(b)(1)(ii)         ☐
Rule 15d-6         ☐
Rule 15d-22(b)         ☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Central European Media Enterprises N.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 15, 2016	/s/ Daniel Penn Daniel Penn Managing Director

Date:	April 15, 2016	Signed for and on behalf of Curacao Corporation Company N.V., Managing Director, by, /s/ Curacao Corporation Company N.V. Samara J. Vis Marguerite L.M. de Rooy Attorney-in-Fact A Attorney-in-Fact B